

April 4, 2013

<u>Via U.S. mail</u>
Joey Parsi
Chief Executive Officer
Giggles N Hugs, Inc.
10250 Santa Monica Boulevard, Suite 155
Los Angeles, California 90067

   Re: Giggles N Hugs, Inc.
      Item 4.02 Form 8-K
      Filed March 20, 2013
      File No. 000-53948

Dear Mr. Parsi:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note that you received notice from Carrollton Partners, LLC, your outsourced financial advisor, that your previously issued financial statements for quarterly periods during 2012 should no longer be relied upon due to the omission of stock compensation transactions. In this regard, please amend to clarify the nature of your relationship with Carrollton. Your response and revised disclosure should state whether "outsourced financial advisor" refers to your internal accounting function that is effectively outsourced to another company or whether Carrollton serves you in an advisory capacity only. To the extent Carrollton is purely an advisor, please explain how Carrollton had knowledge of events concerning your accounting, or omission thereof, that required restatement. Alternatively, if Carrollton is your outsourced accounting function, please revise to amend your Form 8-K under Item 4.02(a), as Carrollton is not your independent auditor and reports under Item 4.02(b) of Form 8-K relate to restatements required as a result of information received from your independent auditor. We may have further comment upon receipt of your response.

2. Furthermore, we note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant